Filed by NextEra Energy, Inc.
(Commission File No. 1-8841)

Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Hawaiian Electric Industries, Inc.
(Commission File No. 1-8503)

Hawaiian Electric
Maui Electric
Hawai‘i Electric Light

Achieving a More Affordable Clean Energy Future For Hawai‘i

Goals

2030

Achieve 65% Renewable Energy

Lower Bills by 20%

Triple Distributed Solar

NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

Transformation

Distributed PV
Support sustainable growth of rooftop PV

Grid Modernization
Modernize our grid with new infrastructure and technology

Cleaner Fuel
Replace expensive oil with cleaner, cheaper LNG

Customer-Centric Products & Services
Implement community solar, non-export/smart export PV, electric vehicle incentives, and more

Greener Power Supply
Transform our generation portfolio to include even more low-cost renewables

Market & Regulatory Models
Align our market model and regulatory framework with customer-focused objectives and business strategies

NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

NextEra Energy's Strengths Accelerate Hawaiian Electric's Clean Energy Transformation

NextEra Energy's Strengths	Hawaiian Electric's Goals
North American Leader in Clean Energy Generation	Achieve Industry-Leading Levels of Renewables
Proven Track Record of Reducing Oil Dependence, Improving Fuel Efficiency and Lowering Emissions	Transition Generation Portfolio to Cleaner Fuel Sources, including Renewables and LNG
Industry-Leading Operational Performance	Modernize T&D Grid by Developing and Installing New Physical Infrastructure and Technology
Operational Excellence has Supported Low Customer Bills	Cost-Effective Clean Energy Portfolio that Lowers and Stabilizes Customer Bills
Strong Balance Sheet and Experience Executing Large Capital Projects	Meeting Customers' Changing Energy Needs Will Require Extensive Capital Infusion

NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

Who is NextEra Energy?

Nation's leading clean energy company

Florida Power & Light and NextEra Energy Resources

Nearly 14,000 employees in 27 states and Canada

Longstanding reputation as a strong corporate citizen

NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

Why Hawai'i and Why Hawaiian Electric?

- Clean energy transformation
  - Hawai'i's reliance on oil and prolific natural resources creates tremendous opportunity to provide value for customers
- Postcard from the future
  - Hawaiian Electric is addressing unprecedented renewable integration challenges
- Ability to make a difference
  - NextEra Energy's strengths complement Hawaiian Electric's and can add value to Hawai'i's energy industry

NextEra Energy wants to help Hawaiian Electric achieve a more affordable clean energy future for Hawai'i

What are the Benefits for Hawai'i?

Clean, Reliable, Affordable Energy for Customers	• NextEra Energy is supportive of Hawaiian Electric's plans and goals • We welcome stakeholder input • Together we can do more to accelerate and deepen this transformation
Commitment to Hawai'i and Local Communities	• Hawaiian Electric name to continue and HQ to remain in Honolulu • Committed to establish a local Hawaiian Electric advisory board • Will maintain overall current level of corporate giving
Respect and Opportunities for Employees	• No involuntary workforce reductions for at least two years after close • All of Hawaiian Electric's union labor agreements will be honored • Expanded opportunities for employees as part of the combined company
Industry-Leading Partner for the State of Hawai'i	• Top-tier technical, managerial and financial capabilities • Winner of numerous industry awards for excellence • Commitment to doing business the right way

NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawaiʻi Electric Light

Achieving a More Affordable Clean Energy Future For Hawaiʻi

Notices

Forward-Looking Statements. This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "predict," and "target" and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NEE and HEI caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE's or HEI's plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI's bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, potential benefit of tax basis step up to HEI shareholders, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to: the risk that HEI may be unable to obtain shareholder approval for the merger or that NEE or HEI may be unable to obtain governmental and regulatory approvals required for the merger or the spin-off, or required governmental and regulatory approvals may delay the merger or the spin-off or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the merger or the completion of the spin-off may not be satisfied; the timing to consummate the proposed merger and the expected timing of the completion of the spin-off; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction, including the value of a potential tax basis step up to HEI shareholders, may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time and attention on merger and spin-off-related issues; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities and in the financial results of NEE, HEI or any of their subsidiaries; the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and other factors discussed or referred to in the "Risk Factors" section of HEI's or NEE's most recent Annual Reports on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NEE's and HEI's reports filed with the SEC and available at the SEC's website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither NEE nor HEI undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NEE and HEI will be submitted to the shareholders of HEI for their consideration. In connection with the proposed transaction between NEE and HEI, on January 8, 2015, NEE filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of HEI that also constitutes a prospectus of NEE. HEI will provide the proxy statement/prospectus to its shareholders. These materials are not yet final and will be amended. NEE and HEI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which NEE or HEI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HEI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from NEE's website (www.investor.nexteraenergy.com) under the heading "Investor Relations" and then under the heading "SEC Filings." You may also obtain these documents, free of charge, from HEI's website (www.hei.com) under the tab "Investor Relations" and then under the heading "SEC Filings." Additional information about the proposed transaction is available at a joint website launched by the companies at www.forhawaiisfuture.com.

Participants In The Merger Solicitation. NEE, HEI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from HEI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of HEI shareholders in connection with the proposed transaction is set forth in the preliminary proxy statement/prospectus that has been filed with the SEC. You can find information about NEE's executive officers and directors in its definitive proxy statement filed with the SEC on April 4, 2014. You can find information about HEI's executive officers and directors in its definitive proxy statement filed with the SEC on March 25, 2014 and in its Annual Report on Form 10-K filed with the SEC on February 21, 2014. Additional information about NEE's executive officers and directors and HEI's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from NEE and HEI as described above.

NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai'i Electric Light